Exhibit 8.1

Significant Subsidiaries(1)

Name of entity	Place of Incorporation	Ownership interest
1. MakeMyTrip (India) Private Limited	India	100%
2. Ibibo Group Holdings (Singapore) Pte. Ltd.	Singapore	100%
3. redBus India Private Limited	India	100%

Note:

(1)
As of March 31, 2025.